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Exhibit 12.1

AFFINITY GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	2003		2002		2001		2000		1999
Earnings:
Income (loss) from continuing operations before income taxes	39,231		35,750		18,584		23,185		26,235
Fixed charges	7,263		6,232		12,888		15,891		14,920
Earnings as adjusted	46,494		41,982		31,472		39,076		41,155
Fixed Charges:
Interest expenses (includes amortization of deferred financing fees but excludes write-off of deferred financing fees) and a portion of rental expense determined to represent interest	7,263		6,232		12,888		15,891		14,920
Ratio of earnings to fixed charges:	6.4	x	6.7	x	2.4	x	2.5	x	2.8	x

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AFFINITY GROUP, INC. Computation of Ratio of Earnings to Fixed Charges (in thousands)